Exhibit 99.2

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44(0) 20 7781 2000
F + 44(0) 20 7781 1800
Press release

Rio Tinto divests 56 per cent of Cable division of Alcan Engineered Products
14 September 2009
Rio Tinto has taken the first step in divesting its downstream Alcan Engineered Products business by agreeing to the sale of 56 per cent of its Cable division to Platinum Equity. Rio Tinto Alcan will remain a key supplier of aluminium rod and molten aluminium to Cable’s plants in North America.
Guy Elliott, chief financial officer, Rio Tinto, said “This is the first time we have entered an agreement with a private equity partner and we look forward to working with them. This offers a good solution to Rio Tinto as we will be able to step back from day to day management of the business but retain an economic interest in its recovery as market conditions improve.”
Cable is a high quality manufacturer of aluminium energy cable products with more than 100 years of participation in the North American market. Today, the business has seven production sites in the USA, Canada and most recently China, serving the utility transmission and distribution markets as well the residential and non-residential construction markets.
The terms of the sale are confidential. The transaction is expected to close in several weeks, following completion by the parties of various conditions precedent to closing.
About Alcan Engineered Products
Alcan Engineered Products is a global sector-leading business strongly committed to developing innovative, value added products for a broad range of markets and applications. The portfolio consists of seven downstream businesses: aerospace, non commodity aluminium rolled products, aluminium extrusions, cable, composite products, automotive components and international trade.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
About Platinum Equity
Platinum Equity is a global firm, headquartered in Los Angeles, specialising in the merger, acquisition and operations of companies that provide services and solutions to customers in a broad range of business markets, including information technology, telecommunications, logistics, metals services, manufacturing and distribution.

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